02057552

PE 8-31-02

FORM 6-K

ECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

the Securities Exchange Act of 1934

For the month of August, 2002

Rio Narcea Gold Mines Ltd.

(Translation of registrant's name into English)

Avda del Llaniello, 13 - Bajo 33860 Salas, Asturias Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F_________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_________ No_________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rio Narcea Gold Mines Ltd.
(Registrant)

Date: Sept. 2, 2002

By: [signature]
[Print] Name: A. Lavandeira
Title: President & CEO

KAK/master forms/form 6-K

RIO NARCEA GOLD MINES, LTD.

QUARTERLY REPORT TO SHAREHOLDERS
FOR THE SECOND QUARTER ENDED JUNE 30, 2002

OPERATIONS & EXPLORATION

Avda. del Llaniello, 13-Bajo
33860 Salas, Asturias, Spain
Tel: (34) 98 583 15 00
Fax: (34) 98 583 21 59
Email: ofisalas@rngm.es

MADRID OFFICE

Avenida de Burgos, 19
Edificio Triada, Torre B-5 pl. izda.
28036 Madrid, Spain
Tel: (34) 91 383 2244
Fax: (34) 91 383 8225
Email: ofimadrid@rngm.es

INVESTOR RELATIONS

1880 Queen Street East
P.O. Box 807
Toronto, ON M4L 1H2
Tel: (416) 686 0386
Fax: (416) 686 6326
Email: gold@rionarcea.com

REGISTERED OFFICE

Cassels Brock & Blackwell LLP
Scotia Plaza, Suite 2100
40 King Street West
Toronto, ON M5H 3C2
Tel: (416) 869 5300
Fax: (416) 360 8877

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Symbol: "RNG"

www.rionarcea.com

QUARTERLY REPORT TO SHAREHOLDERS
FOR THE SECOND QUARTER ENDED JUNE 30, 2002

(All dollar amounts in U.S. currency unless otherwise stated)

These financial results include the effects of the restatement of, and certain changes in accounting principles applied to, the 2001, 2000 and 1999 financial years.

Second Quarter Highlights

- Net income of $6.1 million, or $0.09 per share
- Record gold production of 61,674 ounces
- Cash cost reduced to $117 per ounce
- Hedging exposure reduced
- Feasibility study underway at Corcoesto gold project
- Balance sheet strengthened

Financial Results

Rio Narcea Gold Mines, Ltd. reported net income of $6,120,300 or $0.09 per share for the second quarter, compared to a net loss of $1,990,600 or $0.03 for the same period last year. Gold production for the second quarter was a record 61,674 ounces at a cash cost of $117 per ounce. Revenues for the period increased 136% to $18,019,700 versus the same period last year, reflecting the increase in gold production and higher realized gold price. Cash flow provided by operating activities, after changes in working capital, was $3,958,700 compared to $1,595,100 in the second quarter of 2001. The Company realized a gold price of $301 per ounce in the second quarter compared to $267 per ounce in the second quarter of 2001.

Financial Highlights

(US$'000 except where stated)	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001 (restated)	**2002**	2001 (restated)
Revenues	**18,020**	7,642	**25,063**	17,446
Net earnings / (loss)	**6,120**	(1,991)	**4,202**	(3,111)
Net earnings / (loss) per share – basic	**0.093**	(0.031)	**0.064**	(0.048)
Cash flow provided by operations	**3,959**	1,595	**6,195**	2,045
Cash flow provided by operations per share – basic	**0.060**	0.025	**0.095**	0.031
Weighted average shares outstanding (in million)	**65.5**	65.1	**65.3**	65.0

(US$'000)	**June 30, 2002**	December 31, 2001 (restated)
Working Capital	**(4,213)**	(10,643)
Shareholders' equity	**43,351**	29,965

For the first six months of 2002, the Company reported net income of $4,201,700 or $0.06 per share compared to net loss of $3,111,100 or $0.05 per share for the first half of 2001. During the first six months, the Company produced 86,791 ounces of gold at a cash cost of $144 per ounce. Revenues and earnings increased as a result of significantly higher gold production and higher average realized gold prices. Cash flow provided by operating activities was $6,195,000 for the first six months compared to $2,044,800 for the first half of 2001.

At June 30, 2002, the Company had $3,003,900 in cash and a further $1,773,000 in escrow pending the receipt of the final prospectus in relation to the special warrants issue completed in March 2002 to raise gross proceeds of Cdn$7,200,000.

The 2001 financial statements along with prior years' consolidated financial statements were included in the Company's filing of a registration statement on Form 20-F with the United States Securities and Exchange Commission (the "SEC"). As part of the SEC's review of the Company's Form 20-F, the SEC provided a number of comments and queries on the financial statements included therein, primarily in relation to the U.S. GAAP – Canadian GAAP reconciliation note. As a result of the SEC review, the Company is in the process of re-auditing the 2001 financial statements along with consolidated statements of operations and deficit and cash flows for the years ended December 31, 2000 and 1999, respectively, and will re-issue such financial statements at the completion of the re-audit.

Due to the above-mentioned comments from the SEC, on July 16, 2002, the Company announced a delay in obtaining a receipt for the final prospectus filed with the Ontario Securities Commission in relation with the special warrants issue completed in March 2002. As a result of the failure to obtain such receipt by July 19, 2002, the holders of the special warrants were entitled to either retract, at the issue price, that number of special warrants that was equal to the escrowed proceeds plus accrued interest divided by the issue price or receive, in respect of special warrants that were not retracted, 1.1 common shares in lieu of one common share. Subsequent to the end of the second quarter, all holders of the special warrants elected to receive 1.1 common shares in lieu of retraction and, as a result, 900,000 further common shares will be issuable upon exercise of the special warrants.

Operating Results

Rio Narcea's operational performance in the second quarter improved substantially with the start of mining of the high-grade Charnela zone of the El Valle pit in March 2002. During the second quarter, the El Valle Mine produced a record 61,674 ounces of gold at a cash cost of $117 per ounce compared to 26,802 ounces at a cash cost of $192 per ounce in the same period of 2001. The plant processed 202,783 tonnes of ore, an increase of 49% over the second quarter of 2001, at an average gold grade of 9.86 g/t. Recoveries reached 96% as a result of higher grade ore being treated and improved plant performance.

The Company anticipates surpassing its revised target of 160,000 ounces of gold at a cash cost of less than $150 per ounce for the year 2002.

Operating Results

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
Operating Data				
Gold production (ounces)	**61,674**	26,802	**86,791**	61,297
Plant throughput (tonnes)	**202,783**	135,733	**367,644**	292,632
Head grade (grams per tonne)	**9.86**	6.6	**7.81**	7.0
Recovery (%)	**96.0**	93.5	**94.1**	93.5
Gold Production Costs ($/oz)				
Direct mining costs	**109**	177	**142**	174
Third-party smelting, refining, and transportation	**16**	34	**25**	25
By-product credits	**(8)**	(19)	**(23)**	(17)
Total cash cost	**117**	192	**144**	182
Depreciation and amortization	**83**	33	**73**	31
Reclamation production costs	**1**	2	**2**	2
Total costs	**201**	227	**219**	215

Development and Exploration

During the second quarter, the Company continued the underground drilling program at the El Valle gold mine and finalized the bankable feasibility study at the Aguablanca deposit while advancing its regional nickel exploration program.

El Valle

Four diamond drills in operation below the Boinas East pit completed 4,018 meters in 46 holes in the second quarter. The infill program has been accelerated in light of encouraging results obtained in defining four near vertical zones of mineralization having the potential for sufficient grade, continuity and tonnage for underground mining. An upper oxidized zone, a skarn/marble contact zone, a central black skarn zone and an internal zone along the skarn/granite contact are being defined on a 25 meter by 25 meter drill spacing.

Approximately 10,000 meters of drilling is budgeted at El Valle in 2003 to tighten the underground drill hole spacing to a 25 meter by 12.5 meter grid to allow for the conversion of resources into reserves. In addition, a surface drill rig will test a number of prospective areas around the El Valle pit and evaluate several targets to the north along the Rio Narcea gold belt.

Aguablanca

During the second quarter, exploration focused toward the discovery of new nickel sulfide deposits both in the immediate vicinity of Aguablanca and regionally, in the Ossa Morena zone of southern Spain. A budget of approximately $1.5 million is allocated for exploration in the region during the second half of 2002. The program includes airborne and ground geophysics, soil surveys and drilling.

The Company's mineral rights in southern Spain now total more than 5,000 square kilometers extending 150 kilometers along the Olivenza-Monesterio antiform. Recent geological reconnaissance along this structure has identified 10 mineralized gabbro intrusives forming a major trend of nickel mineralization in the region.

The Company received positive results from the bankable feasibility study on the open pit portion of the Aguablanca Ni-Cu-PGM deposit at the end of July. Rio Narcea is proceeding with basic engineering contracts, off-take agreements and project financing. These stages will take place while permitting is finalized in order to accelerate the development of the project. A deep drilling program started in the second quarter is investigating mineralization below the planned open pit. A second drill will be contracted in the third quarter to evaluate four shallow targets around the deposit and below the planned waste dumps.

Management Discussion and Analysis

The following discussion of the operating results and financial position of the Company should be read in conjunction with the accompanying unaudited consolidated financial statements and related notes. This financial information was prepared in accordance with accounting principles generally accepted in Canada.

Restatement and Change in Accounting Policies [see Note 2]

The Company previously issued to its shareholders the 2001 annual consolidated financial statements (the "2001 financial statements"), which were prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reconciled to United States generally accepted accounting principles ("U.S. GAAP") and audited by the Company's former auditors.

The 2001 financial statements along with prior years were filed with the SEC in May 2002 as part of the process to obtain its 20-F registration. As part of their review, the SEC provided a number of comments and queries on the financial statements included therein, primarily in relation to the U.S. GAAP – Canadian GAAP reconciliation note.

As a result of the SEC review, the Company announced on July 16, 2002 a delay in obtaining a receipt for a final prospectus. The Company is in the process of re-auditing its 2001 consolidated financial statements along with its consolidated statements of operations and deficit and cash flows for the years ended December 31, 2000 and 1999, respectively, and will re-issue such financial statements at the completion of the re-audit. Thus far, the Company has identified the following restatements and changes in accounting policies [see Note 2]:

(1) Put and call contracts: The Company recorded a gain of $5.2 million on settlement of its then existing put and call options on gold in its consolidated statements of operations for the year ended December 31, 2000. As the put and call contracts qualified for hedge accounting, they should be brought into income at the time the gold production that was being hedged is recognized in earnings (from year 2000 until 2002) and, as such, the Company will restate its financials statements for the years ended December 31, 2001 and 2000 accordingly.

(2) Revenue recognition: The Company has changed its accounting policy for revenue recognition such that final products are recorded at cost. Revenue is recognized when title to delivered metals and the risks and rewards of ownership pass to the buyer.

(3) Exploration costs: In compliance with Canadian GAAP, the Company previously capitalized exploration costs based on management's intent to pursue further exploration work. The Company has changed its accounting policy for exploration costs on a retroactive basis and has adopted a policy of charging exploration costs against earnings as incurred to conform with U.S. GAAP.

(4) Foreign currency translation: The Company adopted the December 2001 amendments to CICA 1650 with retroactive restatement. Under CICA 1650, gains and losses arising on long-term monetary items denominated in a foreign currency are no longer deferred and amortized over the period to maturity but instead, such gains and losses are recognized in income as incurred. This accounting policy change conforms with the Company's accounting for foreign currency translation to U.S. GAAP.

Results of Operations

Rio Narcea Gold Mines, Ltd. reported net income of $6,120,300 or $0.09 per share for the second quarter of 2002 compared to net loss of $1,990,600 or $0.03 per share for the same period in 2001. Revenue from gold sales in the second quarter rose to $18,019,700 from record production of 61,674 ounces compared to $7,641,600 from production of 26,802 ounces in the corresponding 2001 period.

Rio Narcea realized an average gold price of $301 per ounce in the second quarter of 2002 versus $267 per ounce in the same period of 2001. The average spot price increased to $313 per ounce in the second quarter of 2002 from $268 per ounce in the corresponding quarter of 2001.

Operating expenses amounted to $14,922,600 for the second quarter compared to $7,276,200 for the same period in 2001 mainly due to the significant increase in depreciation and amortization expenses. Operating cash costs at El Valle decreased to $117 per ounce in the second quarter from $192 per ounce in the same period in 2001. This decrease in operating cash costs is attributable to higher production and lower plant expenses in the quarter.

Depreciation and amortization expenses for the latest quarter increased to $6,007,900 compared to $1,301,200 for the second quarter of 2001 as a result of significantly higher gold production and depreciation of advanced stripping.

The Company posted a loss of $6,800 on its foreign currency forward contracts compared to a loss of $535,500 in the same period during 2001. There are no currency forward contracts outstanding currently. The stronger Euro against the U.S. dollar resulted in a gain of $3,627,200 on exchange rate differences, largely in respect of the Company's loans. Interest expenses amounted to $605,300 compared to $706,300 in the second quarter of 2001.

Liquidity and Capital Resources

At June 30, 2002, the Company had $3,003,900 in cash and a further $1,773,000 in escrow, and a negative working capital of $4,213,300.

In March 2002, the Company completed a placement of 9,000,000 special warrants at a price of Cdn$0.80 per special warrant to raise gross proceeds of Cdn$7,200,000 (US$4,548,800). As of

June 30, 2002, the Company collected net proceeds of $2,182,800 and $1,773,000 was placed in escrow pending receipt of the final prospectus. The amount collected was partially applied to the repayment of part of the Deutsche Bank loan that was due in April 2002. The escrowed amount is to be used to reduce the Company's working capital deficit.

On July 16, 2002, the Company announced a delay in obtaining a receipt for a final prospectus (see above-mentioned Restatement and Change in Accounting Policies). As a result of this delay, the holders of the special warrants were entitled to either retract, at the issue price, that number of special warrants that was equal to the escrowed proceeds plus accrued interest divided by the issue price or receive, in respect of special warrants that were not retracted, 1.1 common shares in lieu of one common share. On August 12, 2002, all holders of special warrants elected to receive 1.1 shares and 900,000 further common shares were issuable for no additional consideration.

Cash flow provided by operating activities, after changes in working capital, in the second quarter improved to $3,958,700 from $1,595,100 in the same period in 2001 as a result of higher gold production and an increased gold price. Before changes in working capital, cash flow provided by operations was $9,065,400 compared with $564,700 in the same period of 2001.

Mineral property expenditures totaled $981,100 in the second quarter compared to $2,776,000 for the same period in 2001. Capital expenditures included $1,341,300 for development and exploration and $749,900 for underground development, buildings and equipment, net of previously capitalized pre-stripping costs of $1,110,100. For the second quarter of 2001, capital expenditures were $1,714,900 for pre-stripping, $245,700 for development and exploration, $738,800 for buildings and equipment and $76,600 for other items.

Proceeds from bank loans totaled $1,016,900. Repayments of bank loans were $3,600,800, which included the repayment of $1,500,000 working capital facility to Deutsche Bank.

Pursuant to the Company's loan arrangement with Deutsche Bank S.A.E., the Company entered into put and call option contracts to cover market and exchange rate risks for the period of this credit facility. This gold hedging program is not subject to margin requirements and still provides the Company with significant leverage to future gold price increases. During the second quarter, the Company closed out its $365 gold calls from 2003 onwards, which represented 58,244 ounces. The following table details the Company's gold hedging position as at June 30, 2002:

Gold

Year	Type of Contract	Ounces	Price per Ounce
2002-2006	Put	111,094	US$280
		362,024	€ 300
	Call	20,778	US$365
		248,944	€ 405
2002-2006	Forward	14,255	US$300.98

Balance Sheet

The carrying amount of the mineral properties, net of depreciation, increased to $33,834,900 at June 30, 2002 from $31,987,500 at December 31, 2001 mainly as a result of the favourable currency exchange rate fluctuations. At June 30, 2002, Rio Narcea's total assets were valued at $86,886,800 compared to $76,777,700 in December 31, 2001.

As of June 30, 2002, current liabilities amounted to $24,117,600 compared to $24,467,900 at December 31, 2001. The payment of $2.5 million to be made to Atlantic Copper in April 30, 2003 that is now recorded in accounts payable was previously included in long-term liabilities.

As of June 30, 2002, shareholders' equity increased to $43,350,600 from $29,965,100 at December 31, 2001. This increase resulted from the net proceeds of $3,955,400 from a special warrant issue (of which $1,733,000 were in escrow pending the final prospectus), and the net profit and positive translation adjustment for the second quarter of 2002.

Subsequent events

On July 5, 2002, the Company repaid the principal amount owing under its $4.0 million credit facility arranged with Deutsche Bank, S.A.E. Coincident with the debt repayment, stock options that had been previously issued to the Bank under the credit facility were exercised into 5,825,809 common shares for gross proceeds to the Company of $4.0 million.

On July 31, 2002, the Company received positive results from the bankable feasibility study for the development of the open pit portion of the Aguablanca Ni-Cu-PGM deposit in southwestern Spain. The study contemplates a nickel mine capable of producing approximately 20 million pounds of nickel in concentrate per year.

On August 12, 2002, the Company received the escrowed amount together with accrued interest ($1,773,000) pursuant to the March 21, 2002 special warrants issue [see Note 5].

Forward Looking Statements
Some statements in this report to shareholders contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS

[unaudited]

[stated in U.S. dollars]	June 30, 2002 $	December 31, 2001 $ *[restated – see note 2]*
ASSETS		
Current		
Cash	3,003,900	1,805,100
Restricted investments *[note 5]*	2,046,900	242,000
Inventories *[note 4]*	4,923,000	3,070,300
Accounts receivable		
Government grants	1,628,400	2,046,700
V.A.T. and other taxes	2,868,800	2,470,500
Trade receivables	2,964,100	2,742,700
Other current assets	2,469,200	1,447,900
Total current assets	19,904,300	13,825,200
Mineral properties, net	33,834,900	31,987,500
Deferred pre-stripping costs, net	29,024,100	27,859,400
Other assets	4,123,500	3,105,600
	86,886,800	76,777,700
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	15,740,000	12,545,900
Current portion of long-term debt	4,877,300	4,750,000
Other bank debt	2,346,700	4,864,800
Current portion of deferred revenue	1,153,600	2,307,200
Total current liabilities	24,117,600	24,467,900
Other long-term liabilities	807,100	3,116,700
Long-term debt	12,848,700	14,665,100
Debt component of convertible debentures	5,762,800	4,562,900
Total liabilities	43,536,200	46,812,600
Shareholders' equity		
Common shares, unlimited shares authorized, June 30, 2002 – 65,643,817 [December 31, 2001 – 65,050,817] shares issued and outstanding *[note 5]*	79,732,800	79,446,300
Stock options *[note 5]*	359,200	—
Special warrants *[note 5]*	3,955,400	—
Equity component of convertible debentures	2,233,000	2,233,000
Deficit	(32,381,100)	(36,880,400)
Cumulative foreign exchange translation adjustment	(10,548,700)	(14,833,800)
Total shareholders' equity	43,350,600	29,965,100
	86,886,800	76,777,700

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board:

John W. W. Hick

Chris I. von Christierson

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

[unaudited]

[stated in U.S. dollars]	Three months ended June 30, 2002 $	Three months ended June 30, 2001 $	Six months ended June 30, 2002 $	Six months ended June 30, 2001 $
		[restated – see note 2]		*[restated – see note 2]*
OPERATING REVENUES				
Gold sales	18,019,700	7,641,600	25,063,200	17,445,600
	18,019,700	7,641,600	25,063,200	17,445,600
OPERATING EXPENSES				
Mining expenses	(4,308,900)	(2,607,200)	(7,451,800)	(6,539,400)
Plant expenses	(2,222,600)	(1,945,300)	(4,325,400)	(3,919,800)
Smelting, refining and transportation	(995,900)	(940,800)	(2,180,200)	(1,767,700)
Sale of by-products	464,400	479,400	1,968,300	1,021,400
Depreciation and amortization expenses	(6,007,900)	(1,301,200)	(7,580,700)	(2,899,800)
Administrative and corporate expenses	(684,500)	(469,500)	(1,324,600)	(912,200)
Exploration expenses	(982,500)	(497,900)	(1,906,900)	(1,001,400)
Other income (expenses)	(184,700)	6,300	(307,900)	(2,100)
	(14,922,600)	(7,276,200)	(23,109,200)	(16,021,000)
Operating gain	3,097,100	365,400	1,954,000	1,424,600
FINANCIAL REVENUES AND EXPENSES				
Interest income	8,100	13,300	23,200	16,700
Foreign currency exchange gain (loss)	3,627,200	(1,127,500)	3,563,700	(2,142,000)
Foreign currency contracts loss	(6,800)	(535,500)	(285,100)	(918,300)
Financial expenses	(605,300)	(706,300)	(1,054,100)	(1,492,100)
	3,023,200	(2,356,000)	2,247,700	(4,535,700)
Income (loss) before income tax	6,120,300	(1,990,600)	4,201,700	(3,111,100)
Provision for income tax	—	—	—	—
Net income (loss) for the period	6,120,300	(1,990,600)	4,201,700	(3,111,100)
Deficit, beginning of period as originally reported	(14,309,800)	(12,019,200)	(14,287,100)	(12,446,100)
Cumulative adjustment for restatement and change in accounting policies *[note 2]*	(24,191,600)	(21,271,300)	(22,295,700)	(19,723,900)
Deficit, end of period	(32,381,100)	(35,281,100)	(32,381,100)	(35,281,100)
Net income (loss) per share – basic	0.093	(0.031)	0.064	(0.048)
Net income (loss) per share –diluted	0.079	(0.031)	0.058	(0.048)
Weighted average shares outstanding - basic	65,459,422	65,050,817	65,262,635	64,988,338
Weighted average shares outstanding - diluted	77,290,079	65,050,817	71,980,343	64,988,338

The accompanying notes are an integral part of these consolidated financial statements.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[unaudited]

[stated in U.S. dollars]	Three months ended June 30, 2002 $	Three months ended June 30, 2001 $ *[restated – see note 2]*	Six months ended June 30, 2002 $	Six months ended June 30, 2001 $ *[restated – see note 2]*
OPERATING ACTIVITIES				
Net income (loss) for the period	6,120,300	(1,990,600)	4,201,700	(3,111,100)
Add items not requiring cash				
Depreciation and amortization expenses	6,007,900	1,301,300	7,580,700	2,899,800
Reclamation liability accrual	85,300	38,400	123,500	134,500
Foreign exchange	(3,099,900)	1,223,000	(2,904,600)	2,419,100
Accretion of convertible debentures	99,900	—	199,900	—
Amortization of hedging premium	(290,800)	(7,400)	(595,100)	(584,200)
Options granted	142,700	—	171,100	—
Changes in components of working capital				
VAT and other taxes	(943,300)	44,800	(65,300)	(136,900)
Trade receivables	(569,900)	707,600	(221,400)	(1,432,700)
Other current assets	(1,640,000)	(341,900)	(1,431,300)	10,300
Accounts payable and accrued liabilities	(1,953,500)	619,900	(864,200)	1,846,000
Cash provided by operating activities	3,958,700	1,595,100	6,195,000	2,044,800
INVESTING ACTIVITIES				
Expenditures on mineral properties and deferred pre-stripping costs	(981,100)	(2,776,000)	(3,189,100)	(5,191,200)
Expenditures on put/call program	(905,200)	—	(905,200)	—
Grant subsidies received from the Spanish Government	—	(32,900)	—	346,200
Other assets	(379,400)	—	(201,000)	—
Cash used in investing activities	(2,265,700)	(2,808,900)	(4,295,300)	(4,845,000)
FINANCING ACTIVITIES				
Proceeds from issue of common shares	239,200	—	286,500	184,700
Financing fees on issue of common shares	—	(500)	—	(500)
Proceeds from issue of special warrants	295,600	—	2,822,700	—
Financing fees on issue of special warrants	(85,700)	—	(405,200)	—
Proceeds from convertible debt	—	—	1,000,000	—
Proceeds from bank loans	1,016,900	2,066,400	960,200	2,559,200
Repayment of bank loans	(3,600,800)	(674,800)	(5,582,800)	(431,500)
Other	(600)	—	(25,300)	—
Cash prov. by (used in) financing activities	(2,135,400)	1,391,100	(943,900)	2,311,900
Foreign exchange gain (loss) on cash held in foreign currency	193,300	(193,200)	243,000	(259,100)
Net (decrease) increase in cash and cash equivalents	(249,100)	(15,900)	1,198,800	(747,400)
Cash and cash equivalents, beginning of period	3,253,000	1,749,900	1,805,100	2,481,400
Cash and cash equivalents, end of period	3,003,900	1,734,000	3,003,900	1,734,000
Supplemental cash flow information				
Interest paid in cash	550,700	1,045,200	1,170,900	1,052,000
Income taxes paid in cash	—	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[stated in U.S. dollars]

Three and six months ended June 30, 2002 and 2001 [unaudited]

1. THE COMPANY

Rio Narcea Gold Mines, Ltd. [the "Company"] is engaged in the exploration and development of mineral properties in Spain and Portugal through its subsidiaries Rio Narcea Gold Mines, S.A. ["RNGM, S.A."], Rio Narcea Recursos, S.A. ["RNR"] and Naraval Gold, S.L. ["Naraval"]. The Company was incorporated under the Canada Business Corporations Act on February 22, 1994 as a numbered company and began operations on July 8, 1994 with the acquisition of RNGM, S.A. The success of the Company will be influenced by a number of factors including environmental risks, gold prices and the ability of the Company to discover economically recoverable reserves and to bring such reserves into profitable production.

2. RESTATEMENT AND CHANGE IN ACCOUNTING POLICIES

The Company previously issued to its shareholders the 2001 annual consolidated financial statements (the "2001 financial statements"), consisting of consolidated balance sheets as at December 31, 2001 and 2000 and consolidated statements of operations and deficit and cash flows for the years then ended, in the 2001 Annual Report. The 2001 financial statements were prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and reconciled to United States generally accepted accounting principles ("U.S. GAAP"). The 2001 financial statements were audited by the Company's former auditors who expressed an unqualified opinion on those statements in their report dated March 30, 2002.

The 2001 financial statements along with prior years' consolidated financial statements were included in the Company's filing of a registration statement on Form 20-F with the United States Securities and Exchange Commission (the "SEC"). As part of the SEC's review of the Company's Form 20-F, the SEC provided a number of comments and queries on the financial statements included therein, primarily in relation to the U.S. GAAP – Canadian GAAP reconciliation note. As a result of the SEC review, the Company is in the process of re-auditing the 2001 financial statements along with the comparative consolidated balance sheet as at December 31, 2000 and the comparative statements of operations and deficit and cash flows for the years ended December 31, 2000 and 1999, respectively, and will re-issue such financial statements at the completion of the re-audit. Based on the Company's findings to-date, the Company has identified the following restatements and changes in accounting policies:

[a] Put and call contracts

On August 1, 1997, the Company entered into put and call contracts to hedge the impact of gold price fluctuations on a portion of its gold production. The put and call contracts were entered into in conjunction with a credit facility with Standard Chartered Bank. Unrealized gains and losses on the put and call contracts were deferred and recognized in earnings when the related hedged transactions occurred.

On October 26, 2000, the Company entered into a new credit agreement with Deutsche Bank S.A.E. and settled the remaining balance of the loans arranged with Standard Chartered Bank and several Spanish institutions in 1997 and 1998. In conjunction with the settlement of these loans, the Company was required to settle all its then existing put and call options and contracted a new put/call structure to cover market and exchange rate risks for the period of the new credit agreement with Deutsche Bank. On settlement of its then existing put and call options on gold, the Company originally recorded a gain of $5.2 million in its consolidated statements of operations for the year ended December 31, 2000.

2. RESTATEMENT AND CHANGE IN ACCOUNTING POLICIES (Continued)

As the put and call contracts qualified for hedge accounting, they should be brought into income at the time the gold production that was being hedged is recognized in earnings (from year 2000 until 2002) and as such, the Company will restate its financials statements for the years ended December 31, 2001 and 2000 accordingly.

[b] Revenue recognition

In compliance with Canadian GAAP, the Company previously recorded gold poured and gold in copper concentrate, in transit and at refineries, at net realizable value and recorded the resulting adjustments in gold sales.

For purposes of these financial statements, the Company has changed its accounting policy for revenue recognition such that all metals are recorded at cost. Revenue is recognized when title to delivered metals and the risks and rewards of ownership pass to the buyer.

This accounting policy change conforms the Company's accounting for revenue recognition to U.S. GAAP.

[c] Exploration costs

In compliance with Canadian GAAP, the Company previously capitalized exploration costs based on management's intent to pursue further exploration work. If exploration properties were developed to the stage of commercial production, such costs were amortized against earnings on the unit of production method based on estimated recoverable ounces of gold.

Management periodically reviewed the carrying value of its exploration properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project was based upon many factors including general and specific assessments of mineral reserves and resources, anticipated future commodity prices, the anticipated future costs of exploring, developing and operating a producing mine, the expiration time and ongoing expenses of maintaining leased mineral properties and the likelihood that the Company would continue exploration. The Company did not set a predetermined holding period for properties without proven or probable reserves, however, properties which had no demonstrated suitable metal concentrations at the conclusion of each phase of an exploration program were re-evaluated to determine if future exploration was warranted and that their carrying values were appropriate. If an exploration property was abandoned or it was determined that its carrying value could not be supported by future production or sale, the related costs were charged against operations in the year of abandonment or in the year of determination of value.

For purposes of these financial statements, the Company has changed its accounting policy for exploration costs on a retroactive basis. The Company has adopted a policy of charging exploration costs as incurred against earnings. Significant costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it has been established that a mineral property has development potential, which occurs upon completion of a bankable feasibility study detailing proven and probable reserves of the mineral property, the costs incurred to develop a mine on the property and further development costs prior to the start of mining operations are capitalized. Prior thereto all costs are expensed. This determination is specific to each individual property and the point at which development

[stated in U.S. dollars]

2. RESTATEMENT AND CHANGE IN ACCOUNTING POLICIES (Continued)

costs of a particular operation are capitalized is dependent upon the determination of proven and probable reserves of the property for which the costs are incurred. As a result of adopting this change in accounting policy, the Company increased its deficit as at January 1, 2002 by $21,361,300.

This accounting policy change conforms the Company's accounting for exploration costs to U.S. GAAP.

[d] Foreign currency translation

In compliance with Canadian GAAP, the Company previously deferred and amortized exchange gains or losses on translation of foreign currency long-term monetary liabilities over the period to maturity.

In December 2001, the Canadian Institute of Chartered Accountants ["CICA"] amended Handbook Section 1650 "Foreign Currency Translation" ["CICA 1650"]. Under CICA 1650, gains and losses arising on long-term monetary items denominated in a foreign currency are no longer deferred and amortized over the period to maturity. Instead, such gains and losses are recognized in income as incurred.

For purposes of these financial statements, the Company adopted the amendments to CICA 1650 with retroactive restatement. As a result of adopting the amendments to CICA 1650, the Company decreased its deficit as at January 1, 2002 by $1,258,200.

This accounting policy change conforms the Company's accounting for foreign currency translation to U.S. GAAP.

[e] Impact of restatement and change in accounting policies

The impact of the restatement and changes in accounting policies is as follows:

	December 31, 2001					
	As originally reported $	Put and call contracts [a] $	Revenue recognition [b] $	Exploration costs [c] $	Foreign currency translation [d] $	As restated $
Consolidated balance sheet						
Inventories	3,253,300	-	(183,000)	-	-	3,070,300
Mineral Properties	49,217,900	-	-	(17,230,400)	-	31,987,500
Current portion of deferred revenue	-	2,307,200	-	-	-	2,307,200
Deferred foreign exchange gain on long-term debt	1,258,200	-	-	-	(1,258,200)	-
Deficit	(14,287,100)	(2,307,200)	(183,000)	(21,361,300)	1,258,200	(36,880,400)
Cumulative foreign exchange translation adjustment	(18,964,700)	-	-	4,130,900	-	(14,833,800)

Rio Narcea Gold Mines, Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[stated in U.S. dollars]

Three and six months ended June 30, 2002 and 2001 [unaudited]

2. RESTATEMENT AND CHANGE IN ACCOUNTING POLICIES (Continued)

	Three months ended June 30, 2001					
	As originally reported $	Put and call contracts [a] $	Revenue recognition [b] $	Exploration costs [c] $	Foreign currency translation [d] $	As restated $
Consolidated statement of operations						
Operating revenues	7,055,500	576,800	9,300	-	-	7,641,600
Operating expenses	(6,365,400)	-	-	(910,800)	-	(7,276,200)
Financial revenues and expenses	(1,164,600)	-	-	-	(1,191,400)	(2,356,000)
Net loss	(474,500)	576,800	9,300	(910,800)	(1,191,400)	(1,990,600)
Net loss per share-basic and diluted	(0.007)	0.009	0.000	(0.014)	(0.018)	(0.031)
Consolidated statement of cash flows						
Cash provided by operating activities	2,092,900	-	-	(497,800)	-	1,595,100
Cash used in investing activities	(3,306,700)	-	-	497,800	-	(2,808,900)
Cash provided by financing activities	1,391,100	-	-	-	-	1,391,100

	Six months ended June 30, 2001					
	As originally reported $	Put and call contracts [a] $	Revenue recognition [b] $	Exploration costs [c] $	Foreign currency translation [d] $	As restated $
Consolidated statement of operations						
Operating revenues	16,067,800	1,153,600	224,200	-	-	17,445,600
Operating expenses	(14,038,600)	-	-	(1,982,400)	-	(16,021,000)
Financial revenues and expenses	(2,076,800)	-	-	-	(2,458,900)	(4,535,700)
Net loss	(47,600)	1,153,600	224,200	(1,982,400)	(2,458,900)	(3,111,100)
Net loss per share-basic and diluted	(0.001)	0.018	0.003	(0.031)	(0.038)	(0.048)
Consolidated statement of cash flows						
Cash provided by operating activities	3,046,200	-	-	(1,001,400)	-	2,044,800
Cash used in investing activities	(5,846,400)	-	-	1,001,400	-	(4,845,000)
Cash provided by financing activities	2,311,900	-	-	-	-	2,311,900

2. RESTATEMENT AND CHANGE IN ACCOUNTING POLICIES (Continued)

[f] Stock-based compensation

In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ["CICA 3870"]. CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for all stock-based compensation paid to employees. However, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the three and six months ended June 30, 2002.

[g] Other Comparative Amounts

Other items in the comparative consolidated financial statements have been reclassified from statements previously presented in order to conform the presentation of the 2002 consolidated financial statements.

The effect of the changes in accounting policies and restatements on the three and six months periods ended June 2002 is as follow:

	Three months ended June 30, 2002 $	Six months ended June 30, 2002 $
	Increase (decrease) net income	
Put and call contracts	576,800	1,153,600
Revenue recognition	(578,700)	(770,200)
Exploration costs	(1,596,100)	(2,619,100)
Foreign currency translation	3,677,200	3,798,600
Total	2,079,200	1,562,900

3. BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of the Company have been prepared in U.S. dollars in accordance with Canadian generally accepted accounting principles ["Canadian GAAP"].

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring items, necessary to present fairly the financial position of the Company as at June 30, 2002 and the results of its operations and cash flows for the three and six months ended June 30, 2002 and 2001.

[stated in U.S. dollars]

Three and six months ended June 30, 2002 and 2001 [unaudited]

4. INVENTORIES

	June 30, 2002 $	December 31, 2001 $
Raw materials - stockpiled ore	1,022,000	961,700
Mine operating supplies	1,878,200	1,681,400
Gold in process	144,300	83,300
Final products	1,878,500	343,900
	4,923,000	3,070,300

Final products consist of gold bullion, and gold and copper concentrates.

5. SHARE CAPITAL

The change in common shares for the six-month period ended June 30, 2002 is comprised of the following:

	Shares #	Amount $
Common shares		
Balance, January 1, 2002	65,050,817	79,446,300
Issuances for cash		
Exercise of ESOP options	348,000	168,100
Non-cash issuances		
Shares issued to services suppliers	245,000	118,400
Balance, June 30, 2002	65,643,817	79,732,800

The change for the six-month period ended June 30, 2002 in the carrying value of outstanding stock options is comprised of the following:

	Amount $
Stock options	
Balance, January 1, 2002	—
Issued to services suppliers	359,200
Balance, June 30, 2002	**359,200**

On March 21, 2002, the Company strengthened its financial position by completing an equity financing comprised of 9,000,000 special warrants at a price of Cdn$0.80 per special warrant to raise gross proceeds of Cdn$7,200,000 [US$4,548,800] of which Cdn$2,667,000 [US$1,773,000] was escrowed pending receipt for the final prospectus and, as of June 30, 2002, is recorded under the "Restricted investments" caption on the consolidated balance sheet. Net proceeds to be received after payment of expenses related to the offering were US$4,143,500 [excluding expenses of US$188,100, being the fair value of the 630,000 additional warrants granted to the agent as part of its fees].

[stated in U.S. dollars]

5. SHARE CAPITAL (Continued)

Each special warrant entitles the holder to acquire, without further payment and until March 22, 2003, one common share of the Company. As the Company did not obtain a receipt for a final prospectus on or prior to July 19, 2002 due to the SEC review discussed in note 2, the holders of the special warrants were entitled to either retract, at the issue price, that number of special warrants that was equal to the escrowed proceeds plus accrued interest divided by the issue price or receive, in respect of special warrants that were not retracted, 1.1 common shares in lieu of one common share. All holders of the special warrants elected to receive 1.1 common shares in lieu of retraction and, as a result, 900,000 further common shares will be issuable upon exercise of the special warrants.

Maximum shares

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and warrants issued and outstanding as at June 30, 2002 were exercised or converted:

	Number of shares
Common shares outstanding at June 30, 2002	65,643,817
Options to purchase common shares	
ESOP	5,148,635
Related to convertible debt	9,325,809
Issued to services suppliers	963,334
Special warrants to purchase common shares	9,000,000
	90,081,595

As a result of the failure, subsequent to June 30, 2002, to obtain a receipt for the final prospectus in respect of the special warrants, as discussed above, a further 900,000 shares would be issuable.

6. EMPLOYEE STOCK OPTIONS

Stock option activity pursuant to the Company's employee stock option plan (the "ESOP"), which was put into effect as of November 5, 1996, during the first six months of 2002 is summarized as follows:

	Number of options	Exercise price range per option	Weighted-average exercise price
		Cdn $	Cdn $
Outstanding, January 1, 2002	5,709,300	$0.55 to $2.00	$1.38
Granted	100,000	$0.68	$0.68
Exercised	(348,000)	$0.55 to $1.15	$0.75
Expired or cancelled	(312,665)	$0.55 to $0.79	$0.64
Outstanding, June 30, 2002	**5,148,635**	**$0.55 to $2.00**	**$1.45**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[stated in U.S. dollars]

Three and six months ended June 30, 2002 and 2001 [unaudited]

6. EMPLOYEE STOCK OPTIONS (Continued)

The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is now required to disclose compensation expense for fixed price stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date, consistently with the methodology prescribed by CICA 3870.

The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model using the following weighted average assumptions for stock options issued in each period indicated:

	Three months ended June 30, 2002 $	Six months ended June 30, 2002 $
Risk free interest rate	**n/a**	**2.5%-4.2%**
Expected dividend yield	**n/a**	**0.0%**
Expected volatility	**n/a**	**92%**
Expected life of options	**n/a**	**5 years**

The Black-Scholes option valuation model, as well as other currently accepted option valuation models, was developed for use in estimating the fair value of freely tradable options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the Company's pro forma net income and basic and diluted earnings per common share for the three and six months ended June 30, 2002 would have been:

	Three months ended June 30, 2002 $	Six months ended June 30, 2002 $
Pro forma net income	6,101,600	4,183,000
Pro forma earnings per common share		
Basic	0.093	0.064
Diluted	0.079	0.058

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[stated in U.S. dollars]

Three and six months ended June 30, 2002 and 2001 [unaudited]

7. SUBSEQUENT EVENTS

On July 5, 2002, the Company repaid the principal amount owing under its $4.0 million credit facility arranged with Deutsche Bank, S.A.E. Coincident with the debt repayment, stock options that had been previously issued to the Bank under the credit facility were exercised into 5,825,809 common shares for gross proceeds to the Company of $4.0 million.

On July 31, 2002, the Company received positive results from the bankable feasibility study for the development of the open pit portion of the Aguablanca Ni-Cu-PGM deposit in southwestern Spain. The study contemplates a nickel mine capable of producing approximately 20 million pounds of nickel in concentrate per year.

On August 12, 2002, the Company received the escrowed amount together with accrued interest ($1,773,000) pursuant to the March 21, 2002 special warrants issue [see Note 5].